DragonWave

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Voting Instruction Form ("VIF") - Annual General Meeting to be held on June 22, 2016

This VIF is solicited by and on behalf of Management.

To our security holders:

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the common shares of DragonWave Inc. that are held on your behalf by an intermediary. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder, in accordance with your instructions.
2. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
3. **We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions.** In order for these securities to be voted at the meeting, **it will be necessary for us to have your specific voting instructions.** Please complete and return the information requested in this form to provide your voting instructions to us promptly. **The securities represented by this VIF will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this VIF will be voted as recommended by Management.**
4. The voting instructions contained in this VIF may be returned by mail, telephone or internet in accordance with the methods listed below.
5. If you want to attend the meeting and vote in person, write your name in the place provided for that purpose in this form. You can also write the name of someone else whom you wish to attend the meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the meeting and vote on all matters that are presented at the meeting, even if those matters are not set out in this form or the information circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, contact our transfer agent, Computershare Investor Services Inc.
6. This VIF confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
7. This VIF should be read in conjunction with the accompanying documentation provided by Management.
8. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this VIF. If you are voting on behalf of another individual you must sign this VIF with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this VIF.
9. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.
10. This VIF should be signed in the exact manner as the name(s) appear(s) on the VIF.
11. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
12. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.

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VIFs submitted must be received by 10:00 a.m. (EDT) on June 20, 2016.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder

I/We, being holder(s) of DragonWave Inc. (the "Corporation") hereby appoint: Claude Haw, the Chair of the Board of Directors, or failing him, Peter Allen, the Chief Executive Officer

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of the Corporation to be held at the Brookstreet Hotel, 525 Legget Drive, Ottawa, Ontario K2K 2W2, on June 22, 2016 at 10:00 a.m. (EDT) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

Nominee	For	Withhold
01. Claude Haw	☐	☐
02. Peter Allen	☐	☐
03. Cesar Cesaratto	☐	☐
04. Lori O'Neill	☐	☐

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2. Appointment of Auditors

	For	Withhold
Appointment of Ernst & Young LLP as Auditors of the Corporation for the ensuing year at remuneration to be fixed by the Board of Directors of the Corporation.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any VIF previously given with respect to the Meeting. **If no voting instructions are indicated above, this VIF will be voted as recommended by Management.**

Signature(s)

Date

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